UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                   Communication Cable, Inc.
                        (Name of Issuer)

                             Common
                 (Title of Class of Securities)

                            203378  10  4
                         (CUSIP Number)

                                   With a copy to:
David D. Harrison                       Louis L. Ainsworth, Esq.
Chief Financial Officer,                Henson & Efron, P.A.
Pentair, Inc.                           1200 Title Insurance Bldg.
1500 County Road B2 West                400 Second Avenue
South
Roseville, Minnesota  55113-3105       Minneapolis, MN  55401
Telephone:  (612)  636-7920                Telephone:  (612)
339-2500
____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         January 22, 1996
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3)  or (4), check the following box . [   ]

Check the following box if a fee is being paid with the statement . [ X ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of reporting person
     S.S. or I.R.S. identification No. of above person

          Pentair, Inc.

2.   Check the appropriate box if a member of a group:      (a)
                                                            (b)
3.   SEC use only

4.   Source of funds:    WC

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.   Citizenship or place of organization:   Minnesota

Number of shares beneficially owned by each reporting person with:

     7.   Sole voting power:            300,000

     8.   Shared voting power:              -0-

     9.   Sole dispositive power:       300,000

     10.  Shared dispositive power:         -0-

11.  Aggregate amount beneficially owned by each reporting
     person:  300,000

12. Check if the aggregate amount in Row (11) excludes certain shares.

13.  Percent of class represented by amount in Row (11):
       10.2%    (fully diluted = 9.4%)

14.  Type of reporting person:     CO



Item 1.   Security and Issuer

     Common Stock, par value $1.00 per share

     Communication Cable, Inc.
     1378 Charleston Drive
     Sanford, NC  27330

Item 2.   Identity and Background

     (b)  Name:                         Pentair, Inc.
     (c)  State of incorporation:       Minnesota
     (d)  Principal business:           Industrial manufacturing
     (e)  Address of principal office:  1500 County Road B2 West
                                        St. Paul, MN  55113-3105
     (f)  None

Item 3.   Source and Amount of Funds or Other Consideration

     Upon exercise of the option, the purchase price, equal to a maximum of $4,050,000 if exercised in full, would be paid by Pentair out of its working capital.

Item 4.   Purpose of Transaction (a) - (j)

     On January 20, 1996, Pentair and the Issuer entered into a Plan and Agreement of Merger (the "Merger Agreement") for the acquisition of CCI by Pentair through a cash merger between CCI and a newly formed acquisition subsidiary of Pentair. On January 14, 1996, Pentair and the Issuer had entered into a Letter of Intent for the transaction contemplated by the Merger Agreement. The option to acquire up to 300,000 shares was granted to Pentair in connection with the execution of the Merger Agreement, pursuant to the Stock Option Agreement dated as of January 22, 1996.

The intent of the acquisition of the shares is to acquire control of the Issuer. Under the Merger Agreement, if consummated, the Issuer would cease to be a publicly-held company and all shareholders would receive $13.50 per share of outstanding common stock of the Issuer. Certain stock options granted to employees, officers and directors would be converted to cash payments of the difference between the merger price and the exercise price per share.

On January 30, 1996, Pentair gave the Issuer notice of its intent to exercise the Stock Option for 300,000 shares.

Item 5.   Interest in Securities of the Issuer

     (a) The reporting person is the owner of an option to purchase 300,000 shares of the Common Stock, which is 10.2% of the class (on a fully diluted basis, 9.4%).
     (b) The reporting person would have sole voting and dispositive power over all 300,000 shares which it would own upon exercise of the option described in 5(a).
     (c)  None.
     (d)  None.
     (e)  None.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

None.

Item 7.   Material to Be Filed as Exhibits

     (a)  Agreement and Plan of Merger dated January 20, 1996.
     (b)  Stock Option Agreement dated January 22, 1996.
     (c)  Notice of Intent to Exercise rights under Stock Option
           Agreement, dated January 30, 1996.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 PENTAIR, INC.

January 31, 1996

By:David D. Harrison
Its: Executive Vice President and
      Chief Financial Officer